Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

 Commission File No.: 001-34061

>>MIKE GEORGE: MORNING EVERYONE. GOOD MORNING. GOOD MORNING EVERYONE. CAN YOU ALL HEAR ME ALRIGHT? IT IS GOOD TO BE WITH ALL OF YOU AGAIN, SO THANK FOR YOU JOINING US ON I KNOW VERY SHORT NOTICE. AND APPRECIATE EVERYONE WHO IS JOINING US FROM OUR OTHER LOCATIONS. SO IT'S GREAT TO HAVE US ALL TOGETHER FOR ANOTHER IMPORTANT DISCUSSION TODAY. I’M KIND OF AMAZED AT THE FACT THAT IT'S NOW BEEN NOT QUITE A FEW MONTHS SINCE WE WERE FIRST TOGETHER TO ANNOUNCE THE COMING TOGETHER OF HSN AND QVC. AND SO WE'VE BEEN ANXIOUS TO KIND OF COME BACK AND GIVE YOU AN UPDATE BUT WE WANTED TO DO THAT WHEN WE HAD SOME NEWS TO SHARE.

SO AS YOU SAW THIS MORNING, WE ANNOUNCED A LOT OF REALLY IMPORTANT LEADERSHIP CHANGES FOR THE FUTURE. SO MY GOAL TODAY IS TO KIND OF UPDATE YOU ON WHAT HAVE WE BEEN UP TO SINCE WE LAST TALKED, WHAT ARE WE ANNOUNCING TODAY, WHAT ARE (. . . ) HOW ARE WE GONNA TAKE THIS FORWARD, WHAT CAN YOU EXPECT OVER THE NEXT FEW MONTHS? AND MOST IMPORTANTLY, I WANT TO HEAR YOUR QUESTIONS, IDEAS, CONCERNS. YOU GUYS WERE AWESOME WITH YOUR QUESTIONS IN OUR FIRST GET TOGETHER, SO DON’T LET ME DOWN BECAUSE I’VE HELD YOU UP WITH MY TEAM AS AN EXAMPLE OF ASKING GREAT QUESTIONS, SO PLEASE FEEL FREE TO JUMP IN WITH THOUGHTS, COMMENTS, QUESTIONS.

SO WHAT'VE WE BEEN DOING? WE’VE BEEN KIND OF WORKING ON TWO TRACKS SINCE THE ANNOUNCEMENT. ONE TRACK HAS BEEN SMALL TEAMS ACROSS HSN, QVC, AND ZULILY WORKING ON WHAT WE’VE CALLED FUNCTIONAL INTEGRATION. AND THAT JUST MEANS THAT THESE TEAMS, WITH THE HELP OF PWC, WHICH IS OUR CONSULTING PARTNER, HAVE BEEN WORKING TOGETHER TO KIND OF FIGURE OUT WHAT, WHAT (…) HOW DO WE WANT THESE COMPANIES TO COME TOGETHER? WHAT DO WE NEED TO BE ABLE TO DO TOGETHER? HOW DO WE NEED TO BRING TOGETHER SYSTEMS, TOOLS, CAPABILITIES, PROCESSES? WHAT DO WE WANT TO BE READY FOR WHEN THE ACQUISITION CLOSES, WHICH WE STILL EXPECT TO BE EARLY DECEMBER. WHAT’S OUR VISION FOR HOW WE’D WANT TO OPERATE LONGER-TERM, EVEN IF WE'RE NOT READY TO DO IT ON DAY ONE?

SO THEY'VE BEEN HAVING LOTS OF FUN AND SOME STRESS AND CHALLENGE, KIND OF WORKING THROUGH THAT EFFORT. THINKING ABOUT WHERE THERE ARE OPPORTUNITIES FOR SYNERGIES, FOR COST SAVINGS, BUT ALSO FOR REVENUE OPPORTUNITIES, GROWTH OPPORTUNITIES. SO THOSE TEAMS HAVE BEEN DEPLOYED. THEY'RE HARD AT WORK. A NUMBER OF YOU HAVE BEEN INVOLVED IN THAT EFFORT. AND THEN AT THE SAME TIME WE'VE BEEN THINKING ABOUT ORGANIZATION DESIGN. HOW DO WE BRING THESE COMPANIES TOGETHER WITH AN ORGANIZATIONAL STRUCTURE THAT WILL MAKE SENSE, THAT WILL LET EACH OF THE BRANDS UNDER THIS NEW COMPANY ACHIEVE ITS FULL POTENTIAL, AS WE TALKED ABOUT WHEN WE WERE LAST TOGETHER? HOW DO WE REALLY REALIZE OUR ASPIRATIONS?

SO THAT’S WHAT WE'VE BEEN UP TO AND HAD REALLY TERRIFIC DIALOGUE AND PARTNERSHIP WITH OUR HSN TEAMMATES, OUR ZULILY TEAMMATES, ABOUT WHAT THAT LOOKS LIKE. AND IT'S TAKEN A LITTLE BIT OF TIME BUT WE WANTED TO GET THE RIGHT ANSWER, NOT NECESSARILY THE QUICKEST ANSWER, ABOUT HOW TO BRING THESE COMPANIES TOGETHER IN A WAY THAT SORT OF MAXIMIZES OUR COLLECTIVE OPPORTUNITY. SO THAT’S WHAT I’M GOING TO UPDATE YOU ON TODAY AND THEN WE’LL, AS I SAID, TALK ABOUT WHAT COMES NEXT AND HOW WE GO FORWARD.

BEFORE I GET TO ALL THAT, I JUST THOUGHT IT'D BE GOOD TO KIND OF STEP BACK AND REMIND OURSELVES OF WHY ARE WE DOING ALL OF THIS, MAKING A LOT OF CHANGE, GOING THROUGH ALL THIS HARD WORK? AND IT'S FOR A VERY HIGH PURPOSE, RIGHT? IT’S FOR A VERY HIGH PURPOSE. WE THINK WE HAVE THE OPPORTUNITY TO CREATE A TRULY EXTRAORDINARY COMPANY, A TRULY EXTRAORDINARY COMPANY THAT CAN HELP DEFINE A NEW FUTURE FOR RETAILING. THAT’S OUR REALLY BIG ASPIRATION, BUT WE START WITH OUR REALLY BIG PLATFORM.

YOU KNOW YOU THINK ABOUT THE NUMBERS ON THIS SLIDE, THAT TOGETHER WE'VE SERVED 23 MILLION CUSTOMERS ACROSS ALL AGE RANGES, AROUND THE WORLD. WE’RE THE THIRD LARGEST E-COMMERCE PLAYER, THE THIRD LARGEST MOBILE COMMERCE PLAYER IN THE U. S. THAT'S PRETTY REMARKABLE. 360 MILLION HOMES WE TALK TO EVERY SINGLE DAY, 360 MILLION HOMES WITH 17 DIFFERENT BROADCAST NETWORKS, 320 MILLION PACKAGES, ALL THE REST, RIGHT? IT'S A GREAT PLATFORM. WE JUST HAVE TO DO SOMETHING WITH IT. WE HAVE TO BE WISE ABOUT HOW WE USE THAT PLATFORM FOR A HIGH PURPOSE. SO I WANTED TO JUST REFRESH YOU ON THE KIND OF ASPIRATIONS I TALKED ABOUT IN OUR LAST MEETING. THEN WE'LL GO TO THE NEXT SLIDE.

I TALKED A LOT, WHEN WE FIRST GOT TOGETHER, ABOUT OUR SHARED VISION, OUR SHARED BELIEF IN CREATING THESE REALLY EXTRAORDINARILY ENGAGING SHOPPING EXPERIENCES. I TALKED ABOUT THIS IDEA OF THE THIRD WAY THAT OUR NEW COMPANY CAN DEFINE THIS THIRD WAY OF RETAILING. ONE WAY IS BRICK AND MORTAR. WE KNOW THOSE STRUGGLES, WE KNOW WHERE THAT’S GOING. AND BRICK AND MORTAR CERTAINLY HAS AN IMPORTANT PLACE IN OUR WORLD, WE HAVE SOME BRICK AND MORTAR OURSELVES, BUT IT’S GOING THROUGH A LOT OF CHANGE AND CHALLENGE TOO RIGHT? AND ANOTHER WAY IS THE BIG, EFFICIENT TRANSACTIONAL MACHINE LEARNING WITHOUT HUMANITY OF BIG E-COMMERCE PLAYERS. THAT’S A GOOD WAY TO SHOP TOO. IT’S ACTUALLY A GOOD WAY TO BUY, IT’S NOT A GOOD WAY TO SHOP, BUT IT’S A GOOD WAY TO BUY.

WE THINK WE CAN CREATE A GOOD WAY TO SHOP THAT’S FOCUSED ON INSPIRING OUR CUSTOMERS AND BRINGING THEM JOY AND DISCOVERY EVERY DAY RIGHT? AND SO THAT’S WHAT ALL OF OUR BRANDS HAVE IN COMMON AND THAT’S WHAT’S BEEN SO FUN ABOUT THIS WORK. I THINK AS WE’VE GOTTEN TO KNOW EACH OTHER, REALIZE WHAT OUR SHARED BELIEFS ARE, REALIZE WHAT IS THE POTENTIAL TO REALLY BE AT THE FOREFRONT OF THE NEXT GENERATION OF SHOPPING THAT LEVERAGES THESE COMBINED CAPABILITIES, BUT DOES IT IN A WAY THAT IT’S ABOUT CURATION AND ENGAGEMENT. APPROACHING THE MARKET WITH MULTIPLE BRANDS, MULTIPLE BRANDS THAT EACH HAVE THEIR OWN PURPOSE AND DESTINY, BUT ALL REPRESENT IN THEIR OWN WAY THESE HIGHLY ENGAGING SHOPPING EXPERIENCES THAT DRIVE CUSTOMER LOYALTY AND CUSTOMER ENGAGEMENT.

SO THAT’S WHAT WE’RE ABOUT TOGETHER AND SO WE SPENT THE LAST FEW MONTHS TRYING TO REALLY THINK ABOUT WHAT’S THE ORGANIZATIONAL STRUCTURE? WHAT ARE THE ORGANIZATIONAL CAPABILITIES WE NEED TO REALIZE THAT VISION, FOR THAT TO BE MORE THAN FLOWERY WORDS, BUT TO BE A REAL SET OF INITIATIVES THAT WE GO HARD AT? AND THAT’S REALLY INFORMED OUR ORGANIZATION DESIGN. SO THAT’S WHAT WE WANT TO CHAT ABOUT TODAY, IS THE ORGANIZATION DESIGN THAT WE NEED TO ACHIEVE THESE OUTCOMES.

AND I HAD A CHANCE TO MEET WITH OUR GLOBAL QVC LEADERSHIP TEAM EARLIER THIS MORNING TO SHARE WITH THEM THIS DIRECTION. I HAD A CHANCE TO MEET WITH THE HSNI OFFICER TEAM JUST NOW TO TALK ABOUT WHERE WE’RE GOING AND I’M SO EXCITED NOW TO BE ABLE TO SHARE IT WITH ALL OF YOU.

NOW BEFORE I GET INTO THOUGH, ONE OF THE THINGS I DID WITH THE HSNI TEAM WAS I TALKED A LITTLE BIT ABOUT THE EXECUTIVE LEADERS AT HSN, WHO HAVE BEEN SUCH GREAT PARTNERS TO ME IN TAKING THIS FORWARD. SOME OF THEM WHOM WILL CONTINUE ON IN THE COMBINED COMPANY, AND WE’RE THRILLED ABOUT THAT, SOME OF WHOM ARE MOVING ON. AND THAT’S THE REALITY OF THIS KIND OF ACQUISITION IS YOU GET SOME GREAT NEW PEOPLE AND YOU LOSE SOME GREAT PEOPLE. AND BILL JUST WARNED ME, HE SAID DON’T GO TALKING ABOUT EVERY PERSON ON THE EXECUTIVE TEAM, JUST KIND OF GET THE NEWS. SO I WON’T EMBARRASS EVERYONE ON THE EXECUTIVE TEAM, LIKE I DID IN THE POWER MEETING. BUT FULL DISCLOSURE, BUT I DO WANT TO JUST TAKE A MOMENT TO APPRECIATE BILL AND ROD AND JUDY.

[APPLAUSE]

>>MIKE GEORGE: THEY HAVE BEEN TREMENDOUS PARTNERS TO ME AND THE WHOLE TEAM AND THEY HAVE BEEN SO FOCUSED ON WHAT’S RIGHT FOR HSN, WHAT’S RIGHT FOR THE NEW COMPANY, WHAT’S RIGHT FOR OUR PEOPLE, AND THEY SHOW UP EVERY DAY TRYING TO MAKE A DIFFERENCE. AND YOU KNOW IT DOESN’T ALWAYS GO THAT WAY, BUT YOU SORT OF TAKE THAT FOR GRANTED HERE AT HSN BECAUSE THAT CULTURE’S DEEP EMBEDDED IN THE COMPANY. AND SO IT’S BEEN MY GREAT PRIVILEGE AND HONOR TO GET TO KNOW THE THREE OF THEM AND ALL THE MEMBERS OF THE EXECUTIVE TEAM AND AGAIN THRILLED THAT SOME WILL BE STAYING WITH US, BUT OF COURSE ROD, JUDY, BILL, A FEW OTHERS WILL BE MOVING ON AS WE MOVE TO CLOSE. AND ARE JUST GRATEFUL FOR ALL YOU’VE DONE TO SUPPORT THIS EFFORT SO THANK YOU.

[APPLAUSE]

>>MIKE GEORGE: ALRIGHT WE’RE GONNA HAVE BETH, ADVANCE. BETH IS OUR HUMAN RESOURCE LEADER AND SHE’S DONE AN AMAZING JOB THIS MORNING ADVANCING MY SLIDES SO I’M GRATEFUL FOR HER ASSISTANCE. I COULDN’T HOLD A CLICKER AND MICROPHONE AT THE SAME TIME SO THANK YOU BETH.

SO THIS NEW COMPANY WE’RE CREATING TOGETHER, YOU SAW A LONG ANNOUNCEMENT WITH A LOT OF DETAILS AND I KNOW IT’S A LOT TO ABSORB. I HAVE A WELL EARNED REPUTATION FOR WRITING OVERLY LONG ANNOUNCEMENTS SO YOU HAVE TO BEAR WITH ME BUT I KIND OF LIKE TO SORT OF SHARE EVERYTHING I’M THINKING ABOUT. SO AS YOU ABSORB THAT ANNOUNCEMENT I JUST WANTED TO GIVE KIND OF THE VOICEOVER, SOME OF THE KEY THINGS TO UNDERSTAND ABOUT THIS NEW STRUCTURE.

SO MOST IMPORTANTLY, OUR NEW COMPANY IS BUILT AROUND FIVE MAJOR BUSINESS UNITS. EACH BUSINESS UNIT HAS ITS OWN BRAND. IN SOME CASES MULTIPLE BRANDS, IN THE CASE OF CORNERSTONE. AND THOSE BRANDS HAVE THEIR OWN DESTINY, THEIR OWN PURPOSE, AND THE GOAL OF THE COMBINED ORGANIZATION IS TO HELP EACH OF THOSE BRANDS BE AS SUCCESSFUL AS THEY CAN BE. AND SO WE HAVE ANNOUNCED A NEW LEADERSHIP TEAM TO TAKE THOSE BRANDS FORWARD.

OUR FIRST MAJOR BUSINESS UNIT IS OUR QVC US BUSINESS. HISTORICALLY WE HAVEN’T HAD A SINGULAR LEADER FOR THE QVC US BUSINESS, BUT WITH THE SIZE AND SCOPE OF OUR NEW COMPANY WE THOUGHT THAT WAS IMPORTANT, AND WE’RE THRILLED THAT STEVE HOFMANN WILL BE TAKING ON THAT ROLE. STEVE HAS BEEN WITH OUR COMPANY FOR ABOUT 10 YEARS. HE LED OUR UK BUSINESS, BEFORE QVC HE LED OUR COMPETITOR’S BUSINESS IN JAPAN, AND THEN HE LED OUR UK BUSINESS. OUR ITALY BUSINESS, OUR GERMAN BUSINESS, OUR EUROPEAN BUSINESS, OUR INTERNATIONAL BUSINESS, AND NOW OUR US BUSINESS. SO WE’RE REALLY THRILLED HE’LL BE MOVING TO WEST CHESTER FROM BEAUTIFUL PARIS AND (…)

[LAUGHTER]

>>MIKE GEORGE: YES. I CAN BE PERSUASIVE WHEN I HAVE TO BE AND (…) WILL BE TAKING ON THAT REALLY BIG OPPORTUNITY. I’M VERY EXCITED TO HAVE ALL OF YOU MEET MIKE FITZHARRIS, WHO BE LEADING OUR BUSINESS HERE AT HSN. AS I SAID THIS MORNING, HE DOES HAVE BIG SHOES TO FILL FROM BILL AND HE AND BILL WILL WORK TOGETHER CLOSELY TO MAKE THIS AS SMOOTH A TRANSITION AS WE CAN MAKE IT. MIKE IS A SUPERB GUY AND I REALLY WANTED TO FIND THE RIGHT LEADER TO WORK WITH THIS TEAM AND TAKE THE BUSINESS FORWARD.

AND MIKE, BY BACKGROUND, MIKE JOINED US IN OUR UK BUSINESS 15 OR 20 YEARS AGO. KIND OF GREW UP IN THE BUSINESS, FOR A PERIOD OF TIME LEFT TO TRY HIS HAND AT AN E-COMMERCE START UP, A PRETTY SUCCESSFUL ONE IN THE UK. WE WERE ABLE TO GET HIM BACK TO QVC TO BE OUR CHIEF OPERATING OFFICER IN THE UK AND THEN A FEW YEARS AGO AS OUR JAPAN BUSINESS STRUGGLED, WE ASKED HIM TO UPROOT HIS FAMILY. HE’S GOT A COUPLE OF KIDS AND HE AND HIS WIFE AND KIDS MOVED TO JAPAN AND HAVE JUST DONE AN AMAZING JOB, AN AMAZING JOB TAKING WHAT IS OUR LARGEST INTERNATIONAL BUSINESS AND GETTING THAT ON A HEALTHIER FOOTING. AND IS A GUY THAT JUST HAS A PASSION FOR WHAT WE DO, A PASSION FOR THE BUSINESS, LIKES TO LEARN, IS RESPECTFUL, WANTS TO LEARN FROM EVERYONE, AND I’M JUST THRILLED THAT HE KIND OF AGREED TO UPROOT THE FAMILY AGAIN AND COME TO FLORIDA.

SO HE’LL BE MOVING HERE WITH HIS FAMILY PROBABLY IN LATE NOVEMBER AND HE’LL ACTUALLY BE HERE NEXT WEEK. SO WE’LL TRY TO FIGURE OUT THE RIGHT WAY FOR AS MANY FOLKS AS WE CAN TO AT LEAST GET A CHANCE TO SEE HIM AND PUT A FACE TO THE NAME. BUT REALLY EXCITED THAT MIKE WILL BE LEADING THE HSN BUSINESS UNIT.

OUR INTERNATIONAL BUSINESS UNIT IS NOW (…) HAS AN OPENING SINCE STEVE IS GOING THE US, SO WE’RE WORKING ON HOW WE’LL FILL THAT. AND WE’LL HAVE MORE NEWS IN KIND OF THE COMING MONTHS ABOUT THAT. WE’RE ABSOLUTELY THRILLED, AS JUDY STEPS DOWN, TO HAVE CLAIRE TAKE ON RESPONSIBILITY FOR THE CORNERSTONE BUSINESS. CLAIRE, AS YOU KNOW, HAS DONE AN AMAZING JOB WITH GARNET HILL AND IT’S REALLY BEEN FUN FOR ME.

I’M JUST (…) WE’VE CERTAINLY PUT MORE FOCUS ON HSN IN THE EARLY DAYS OF THE INTEGRATION EFFORTS, AND SO I’VE REALLY HAD FUN RECENTLY STARTING TO SPEND MORE TIME WITH THE CORNERSTONE TEAMS. AND I’M LOOKING FORWARD TO SPENDING A LOT MORE TIME, HAD SOME GREAT DISCUSSIONS WITH THE BRAND PRESIDENTS OVER THE LAST SEVERAL DAYS. AND I’M REALLY THRILLED THAT CLAIRE AGREED TO TAKE ON THIS REALLY BIG ASSIGNMENT OF HELPING US MOVE FORWARD WITH ALL THE OPPORTUNITIES WE HAVE IN FRONT OF US WITH CORNERSTONE. SO CONGRATULATIONS TO CLAIRE.

AND FINALLY, ZULILY. ZULILY’S THIS AMAZING STARTUP BUSINESS THAT DARRELL CAVENS AND HIS COLLEAGUE COFOUNDED SIX OR SEVEN YEARS AGO. AND WE’RE EXCITED ABOUT THE NEXT WAVE OF GROWTH FOR ZULILY. BUT WE ALSO WANTED DARRELL TO DO SOME OTHER THINGS, WHICH I’LL TALK ABOUT IN A MOMENT. SO WE’RE REALLY THRILLED THAT LORI TWOMEY HAS AGREED TO TAKE ON THE ASSIGNMENT OF INTERIM PRESIDENT OF ZULILY.

WE WILL GO EXTERNALLY TO LOOK FOR A PERMANENT LEADER FOR ZULILY. IT’S A CHANCE FOR US TO KIND OF BRING MORE DIGITAL TALENT INTO OUR COMPANY, WHICH WE’RE EXCITED ABOUT. BUT LORI HAS JUST BEEN (…) LORI WAS AT ZULILY FROM THE START AND YOU KNOW THE START IS SHE HAD TO KEEP BORROWING DARRELL’S CREDIT CARD TO BUY PRODUCT. THAT’S SORT OF YOU KNOW ONE OF THOSE YOU KNOW [LAUGHTER] HOW YOU KIND OF GET A BUSINESS GOING AND INVENT SOMETHING NEW. AND SO SHE’S JUST A FABULOUS LEADER THAT’S, WITH DARRELL AND OTHERS, BUILT AN AMAZING BUSINESS. SO WE’RE EXCITED TO HAVE LORI TAKE THAT ON WHILE WE SORT OF FIGURE OUT WHAT WE WANT TO DO LONG TERM.

SO THOSE ARE THE BUSINESS UNITS OF THE NEW COMPANY AND THE LEADERS. SO WE’LL GO TO THE NEXT SLIDE. AND SO IN ADDITION TO THOSE FIVE BUSINESS UNITS, WE’LL HAVE EIGHT GLOBAL FUNCTIONS AND THIS IS THE TEAM THAT WILL KIND OF IN TOTAL REPORT TO ME AND LEAD OUR BUSINESS FORWARD. AND I WANT TO SPEND A FEW MINUTES TALKING ABOUT THESE GLOBAL FUNCTIONS AND KIND OF THE ROLE THEY’LL PLAY.

IN SOME WAYS THEY’RE SIMILAR TO HOW HSN AND CORNERSTONE WORK TODAY, WHERE THERE ARE SHARED SERVICES RIGHT, AND IN SOME WAYS THEY’RE A LITTLE BIT DIFFERENT. SO I WANTED TO SPEND A FEW MINUTES ON THAT. SO ON THE BOTTOM ARE YOU KNOW I’D CALL KIND OF TRADITIONAL SHARED SERVICES, HR AND COMMUNICATIONS AND FINANCE, LEGAL, OPERATIONS, TECHNOLOGY. THOSE ARE (…) WILL BE SHARED ACROSS ALL OF THE BUSINESS UNITS. AND THEN ACROSS THE TOP ARE SOME REALLY IMPORTANT, STRATEGIC GROWTH AREAS THAT WILL LOOK A LITTLE BIT DIFFERENT. BUT THESE ARE WHERE WE’RE REALLY TRYING TO SORT OF DOUBLE DOWN OUR INVESTMENT IN THE FUTURE.

AND SO WHEN YOU THINK ABOUT THOSE ASPIRATIONS I TALKED ABOUT, HOW DO WE REALLY LEAD THIS THIRD WAY OF SHOPPING? THESE LEADERS WILL BE AN IMPORTANT COMPONENT OF THAT, ALONG WITH OBVIOUSLY WITH THE REST OF OUR TEAM. SO WITH THAT AS THE FRAME, LET ME WALK THROUGH IT, STARTING WITH GLOBAL MERCHANDISING. SO SOME OF YOU HAVE MET DOUG HOWE, DOUG CURRENTLY LEADS MERCHANDISING FOR QVC US AND ALSO FOR OUR GLOBAL TEAM IN A SORT OF A SHARED SERVICE KIND OF WAY. WE HAVE LOCAL MERCHANDIZING TEAMS IN EACH MARKET. BUT HE HELPS OVERSEE AND HELPS SUPPORT THE GLOBAL ORGANIZATION, IN ADDITION TO RUNNING THE US MERCHANDISING ORGANIZATION.

HE’LL COME OUT OF THAT US ROLE AND BE FULL TIME ON LOOKING AT MAJOR, SORT OF STRATEGIC GROWTH OPPORTUNITIES ACROSS ALL OF OUR BUSINESSES. SO IT’S IMPORTANT TO UNDERSTAND THAT MOST OF MERCHANDISING WILL SORT OF STAY IN EACH BUSINESS. STAY HERE AT HSN, STAY AT QVC US, STAY AT ZULILY, JUST AS IT IS TODAY. WE NEED EACH BRAND TO HAVE ITS OWN MERCHANDISING TEAM DOING WHAT’S RIGHT FOR THAT BRAND. AND WE TALKED ABOUT TRYING TO CONTINUE TO MAINTAIN DIFFERENTIATION IN THE PRODUCT PORTFOLIOS, BUT WE WOULD BE LOSING AN ENORMOUS OPPORTUNITY IF WE DIDN’T FIGURE OUT HOW TO COLLABORATE IN THE RIGHT WAY. AND USE THE COLLECTIVE SCALE AND CAPACITY OF ALL THESE PLATFORMS TO APPROACH THE VENDOR MARKETPLACE IN A DIFFERENT WAY. SO THAT’S WHAT DOUG’S ROLE WILL BE, VERY STRATEGIC ROLE. IT’S NOT ABOUT THE DAY-TO-DAY, IT’S ABOUT LOOKING FORWARD AND SAYING HOW DO WE REPRESENT THIS COMPANY? BECAUSE WE BELIEVE THAT EVERY BRAND, VENDOR, NEW IDEA, ENTREPRENEUR IN THE WORLD SHOULD WANT TO COME TO THIS NEW COMPANY FIRST. WHAT BETTER ORGANIZATION, ACROSS ALL OF OUR BRANDS, TO BUILD YOUR BRAND, RIGHT? TO ENGAGE WITH CUSTOMERS AND TO BUILD YOUR BRAND.

AND SO THIS IS THE TEAM THAT WILL HELP ALL THE MERCHANTS AND ALL OF THE BUSINESS UNITS BRING THAT MUCH MORE FIREPOWER TO GETTING THE BEST PRODUCTS, VENDORS, AND IDEAS, NEW CATEGORIES INTO OUR BUSINESS. THEY’LL ALSO PROVIDE IMPORTANT SERVICES ON BEHALF OF THE COMPANY. SO WE TALKED IN OUR LAST MEETING ABOUT SOMETHING LIKE DESIGN AND DEVELOPMENT SERVICES THAT ALL OF OUR BUSINESS UNITS COULD BENEFIT FROM, WELL THIS GROUP WILL HELP MANAGE THAT FOR US SO THAT ALL THE BUSINESS UNITS CAN BENEFIT.

SO THIS IS THE GROUP THAT DRIVES THE PRODUCT LEADERSHIP AGENDA IN PARTNERSHIP WITH ALL THE MERCHANTS ACROSS THE COMPANY. WE ARE A PRODUCT FIRST BUSINESS, WE’RE A RETAILER, AND THE PARTNERSHIP BETWEEN OUR FANTASTIC MERCHANTS IN EACH BUSINESS UNIT AND DOUG’S TEAM I THINK WILL LET US DO REALLY, REALLY SPECIAL THINGS.

MARY CAMPBELL WILL LEAD A NEW AREA CALLED INTERACTIVE CONTENT EXPERIENCES AND SO THIS IS REALLY COOL. SO MARY TODAY LEADS KIND OF THE BROADCAST, E-COMMERCE, CONTENT MANAGEMENT OPERATIONS FOR OUR QVC US BUSINESS AND HAS AGAIN A SORT OF A SIMILAR STRATEGIC ROLE FOR OUR GLOBAL BUSINESS AT QVC. SO SHE’LL COME OUT OF THAT US RESPONSIBILITY AND BE PURELY FOCUSED ON HOW DO WE REALLY DRIVE OUR DIGITAL AGENDA FORWARD AT AN EVEN HIGHER RATE? AND THINK ABOUT THE SUCCESS YOU ALL ARE HAVING, THE NEW APP, SOME OF THE THINGS YOU’VE DONE THAT ARE SO INNOVATIVE IN BOTH DIGITAL SPACES, BUT ALSO IN AREAS LIKE SHOP BY REMOTE AND THE NEXT GENERATION OF SHOP BY REMOTE. AND THINK ABOUT SOME OF THINGS QVC’S DONE, THINK ABOUT SOME OF THE THINGS ZULILY’S DONE, AND NOW WE TAKE ALL THAT FIREPOWER AND WE START TO THINK ABOUT HOW DO WE DO THAT TOGETHER?

AND THE PACE AT WHICH WE’VE BEEN AS MULTIPLE BUSINESSES INNOVATING, WHICH HAS BEEN PRETTY IMPRESSIVE, NOW WE CAN TRIPLE IT, QUADRUPLE IT, RIGHT, AS WE REALLY START TO IMAGINE THE FUTURE. WE WILL ALWAYS BE ABOUT THE AMAZING POWER OF LINEAR BROADCAST TV, BUT WE’LL BE ABOUT A LOT MORE THAN THAT. WE’LL BE ABOUT GREAT, DISCOVERABLE SHOPPING EXPERIENCES ON ALL THE CONTEMPORARY PLATFORMS OUR CUSTOMERS WANT TODAY, FIVE YEARS FROM NOW, 10 YEARS FROM NOW. AND THIS IS THE TEAM THAT WILL PARTNER WITH THE BUSINESSES TO GET US THERE. SO REALLY, REALLY EXCITING.

AND FINALLY DARRELL CAVENS WILL COME OUT OF ZULILY. AGAIN HE COFOUNDED ZULILY, ONE OF THE SORT OF WORLD’S GREAT ENTREPRENEURS AND HE’S BUILT ONE OF THE MOST SUCCESSFUL E-COMMERCE STARTUPS REALLY OF THE LAST DECADE. AND SO WHAT AN HONOR FOR US TO HAVE A LEADER LIKE THAT WHO SAYS I SO BELIEVE IN THIS VISION. INSTEAD OF GOING OFF AND STARTING SOME NEW COMPANY OR CONTINUING TO BUILD ZULILY, I WANT TO BE A PART OF THIS AND I WANT TO HELP YOU GUYS INVENT SORT OF THE NEXT GENERATION OF SHOPPING. AND SO THAT’S DARRELL’S VERY BROAD MANDATE, WHICH IS YOU FIGURE OUT WHAT’S WAY OUT THERE.

WE’RE GONNA HAVE OUR TEAMS, MARY’S TEAM, DOUG’S TEAM, THE BUSINESS SORT OF TEAMS, DRIVING A WONDERFUL INNOVATION AGENDA BUT THIS TEAM WILL GO EVEN BEYOND THAT. WHAT ARE THE NEW BUSINESS MODELS THAT DON’T EXIST TODAY? WHAT ARE THE GREAT, COOL, NEW CONCEPTS THAT WE WANT TO BUY OR PARTNER WITH? THIS ABOUT REALLY INVESTING IN THE FUTURE. THIS IS ABOUT REALLY SAYING WE HAVE SOMETHING SPECIAL HERE, WE HAVE SOMETHING SPECIAL HERE, AND WE’RE GONNA TAKE IT FORWARD AND WE’RE GONNA BE BRAVE ABOUT IMAGINING NEW OPPORTUNITIES. AND TO HAVE AN ENTREPRENEUR LIKE DARRELL AT THE HELM OF THAT CHALLENGE IS GOING TO BE A LOT OF FUN. SO I’M EAGER TO HAVE HIM KIND OF SPEND TIME WITH SOME OF YOU GUYS. HIS IDEAS AND PERSPECTIVE, IT’S JUST (…) IT’S A BLAST AND WE LEARN EVERY TIME WE TALK TOGETHER, WE LEARN FROM EACH OTHER.

SO THOSE ARE THESE KIND OF STRATEGIC GROWTH AREAS THAT WE’RE INVESTED IN. WHILE AGAIN A LOT OF THE CORE DAY-TO-DAY MERCHANDISING, PLANNING, PROGRAMMING, ALL THAT, OBVIOUSLY REMAINS IN THE BUSINESS UNITS AS CRITICAL AS EVER. AND THEN ON THE SHARED SERVICE SIDE WE ARE THRILLED THAT KAREN, KAREN, IS TAKING ON THIS NEW ROLE OF CIO FOR THE COMBINED COMPANY. SO A BIG TASK, BUT AGAIN YOU THINK ABOUT THE POWER OF THESE PLATFORMS. ALL THE TECHNOLOGY RESOURCES HERE AT HSN AND AT QVC AND AT ZULILY. AND THE ZULILY TEAM WILL STILL BE A LITTLE BIT SEPARATE BECAUSE THEIR BUSINESS IS SO UNIQUE, BUT WE’LL INCREASINGLY DRAW ON THOSE TALENTED PEOPLE, ALONG WITH HSN, ALONG WITH QVC, TO REALLY ADVANCE OUR TECHNOLOGY AGENDA. SO CONGRATULATIONS TO KAREN.

[APPLAUSE]

>>MIKE GEORGE: BOB SPIETH IS CURRENTLY (…) RUNS OPERATIONS FOR QVC AND ZULILY, PREVIOUSLY WAS COO AT ZULILY. HE WILL NOW TAKE ON OPERATIONS RESPONSIBILITY FOR THE COMBINED COMPANY. SO ALL OF THE SUPPLY CHAIN, CUSTOMER SERVICE, QUALITY, REAL ESTATE, WORKPLACE SERVICE AREAS, THAT’S KIND OF WHAT HIS PURVIEW IS TODAY. SO WE’LL NOW EXTEND THAT ACROSS THE COMBINED COMPANY.

LARRY’S OUR GENERAL COUNSEL AT QVC, WORKING VERY CLOSELY WITH GREG AND TEAM HERE TO MAKE THIS HAPPEN, MAKE THIS MERGER HAPPEN AND HAS BEEN A GREAT PARTNER TO ME. AND HE’LL CONTINUE SORT OF WITH THAT LEGAL RESPONSIBILITY ACROSS THE COMBINED ORGANIZATION.

TED WAS ACTUALLY AT OUR MEETING, AT OUR TOWN HALL WE HAD A COUPLE MONTHS AGO. SO YOU HAD A CHANCE TO SEE TED. HE ALSO LED FINANCE AT QVC FOR ABOUT FOUR YEARS, PREVIOUSLY HE WAS WITH THE HERSHEY COMPANY AND PROCTER & GAMBLE. AND SO WE’RE DELIGHTED THAT HE’S GONNA TAKE ON THAT ROLE. HE AND ROD HAVE BEEN CO-LEADING THE INTEGRATION EFFORT AND WILL CONTINUE TO DO SO AS WE MOVE THROUGH THE NEXT PHASES OF INTEGRATION.

AND THEN BETH, WHO IS RIGHT HERE AND ADVANCING MY SLIDES FOR ME, THANK YOU BETH, IS GONNA BE OUR CHIEF PEOPLE OFFICER ACROSS THE COMBINED COMPANY. AGAIN SHE’S BEEN WORKING CLOSELY WITH MARIA ON HOW WE GET THROUGH THIS AND DO THE RIGHT THING AND DESIGN THE RIGHT ORGANIZATION AND PUT THE RIGHT PEOPLE IN THE RIGHT PLACES. AND SO WE’RE KIND OF GRATEFUL TO ALL OF OUR HR PARTNERS ACROSS QVC AND HSN, WHO HAVE BEEN SO DILIGENT AND SUPPORTIVE THROUGH A LOT OF UNCERTAINLY AND A LOT OF CHANGE ABOUT HOW DO WE DO THIS RIGHT? HOW DO WE GET TO THE RIGHT OUTCOME FOR THE COMPANY, HOW DO WE ADVANCE THE BUSINESS? SO THAT’S OUR NEW LEADERSHIP TEAM AND I’M REALLY EXCITED. I’M EXCITED FOR THIS TEAM AND WHAT THEY CAN DO TOGETHER. AGAIN, A NUMBER OF MEMBERS OF THE HSNI EXECUTIVE TEAM WILL BE CONTINUING IN REALLY IMPORTANT ROLES AS YOU SAW IN THE ANNOUNCEMENT. A FEW OTHERS WILL BE MOVING ON.

BUT AS I SAID IN THE ANNOUNCEMENT, YOU KNOW EVERYONE HAS BEEN SO COMMITTED TO LET’S GET TO THE RIGHT OUTCOME. LET’S DO THIS IN THE RIGHT QUALITY WAY. LET’S TAKE CARE OF OUR PEOPLE, LET’S BUILD THE BUSINESS. EVERYONE IS HELPING WITH THE TRANSITION. WE’RE NOT GONNA LET ANYTHING DROP, WE’RE NOT GONNA LET DOWN THE CUSTOMERS IN THIS TRANSITION. WE’RE GONNA DO THINGS RIGHT AND WE’RE GONNA DO THINGS WITH QUALITY. AND WE’VE GOT A WONDERFUL TEAM HERE AT HSN THAT IS MAKING SURE WE DO IT THAT WAY AND SAME WITH OUR QVC AND ZULILY PARTNERS.

SO THAT’S WHERE WE ARE. LET ME HIT A COUPLE OTHER TOPICS AND THEN AGAIN I’D LOVE TO HEAR ANY QUESTIONS OR CONCERNS THAT YOU MIGHT HAVE. KEEP IN MIND THAT NONE OF THIS HAPPENS UNTIL WE CLOSE, WHICH IS EARLY DECEMBER, AND UNTIL THEN EVERYONE IS IN EXACTLY THE SAME ROLE THEY’RE IN TODAY. AND THEY’RE DOING WHAT WE NEED TO DO WHICH IS TO KEEP DRIVING THE BUSINESS FORWARD AND THE MOST IMPORTANT THING YOU CAN DO, AS I SAID TO YOU THREE MONTHS AGO, IS JUST HELP US KEEP DRIVING THIS BUSINESS FORWARD AND GET TO A STRONG AND SUCCESSFUL Q4.

WE’VE GOT A NICE MOMENTUM ACROSS OUR BUSINESSES AND WE JUST GOTTA KEEP AT IT AND DELIVER GREAT RESULTS. AND THERE’S NOTHING BETTER THAT’LL SET US UP FOR LONG TERM SUCCESS THAN TO END THIS QUARTER ON A STRONG NOTE. SO I KNOW THIS A LOT OF CHANGE, I KNOW THERE’S A LOT THAT YOU’VE GOT TO THINK ABOUT, CONCERNS YOU PROBABLY HAVE. BUT THE BEST THING WE CAN ALL DO TOGETHER IS JUST KEEP CHARGING FORWARD, KEEP LEADING THE BUSINESS FORWARD. I KNOW THE LEADERSHIP TEAM HAS THAT FULL COMMITMENT TO ALL OF YOU AND WOULD ASK THE SAME OF EACH OF YOU AS WELL.

NOW WHAT’S NEXT IN THIS PROCESS? SO I THINK YOU’LL SEE THINGS START TO SPEED UP A LITTLE BIT BECAUSE AGAIN WE WANTED TO TAKE OUR TIME TO GET THIS FIRST PHASE RIGHT. IT’S SO CRITICAL IN TERMS OF SETTING THE TONE, SETTING THE STRATEGY FOR HOW WE MOVE FORWARD. NOW THAT THAT’S SET, NOW THAT WE’VE SHARED IT WITH ALL OF YOU, I THINK WE CAN START TO MOVE WITH A LITTLE MORE PACE THROUGH THE NEXT PHASES.

SO WHAT DO WE DO NEXT? WELL, THESE INTEGRATIONS TEAMS THAT I’VE MENTIONED WILL CONTINUE TO WORK ON SORT OF GETTING US READY FOR DAY ONE AND GETTING US READY FOR DAY ONE. AND LET ME JUST PAUSE ON THAT BECAUSE I THINK THERE’S A LOT OF JUST EVEN MYSTERY AND CONFUSION ABOUT WHAT DOES DAY ONE REALLY MEAN AND WHAT SHOULD I EXPECT ON DAY ONE? DAY ONE PROBABLY WON’T FEEL MUCH DIFFERENT THAN THE DAY BEFORE DAY ONE OR THE DAY AFTER DAY ONE, DAY ONE IS JUST THE DAY IT CLOSES. AND SO THERE’S SOME BASIC THINGS YOU HAVE TO BE ABLE TO ON THE DAY IT CLOSES, RIGHT? WE HAVE TO BE ABLE TO ACCOUNT FOR OUR BUSINESS. WE HAVE TO BE ABLE TO ROLL UP OUR FINANCIAL STATEMENTS. WE GOTTA MAKE SURE THERE’S NO INTERRUPTION WITH THE CUSTOMERS IN ANY WAY. SO THERE’S JUST BASICS RIGHT THAT YOU JUST (…) TEAMS ARE GETTING READY FOR, OUR ACCOUNTING TEAMS ARE WORKING ON THAT KIND OF STUFF, JUST BASIC STUFF WITH BEING READY TO OPERATE ON DAY ONE.

SO WE WANT THAT TO BE IN GOOD SHAPE ON DAY ONE. CLEARLY WE’LL START TO ACTIVATE THE NEW LEADERSHIP ON DAY ONE, BUT SOME OF THAT ALSO MIGHT BE A LITTLE BIT GRADUAL. EVEN FOLKS THAT ARE STEPPING OUT OF THEIR CURRENT ROLES WILL PROBABLY BE HERE, DEPENDING ON THE PERSON, FOR MAYBE SHORT, MAYBE A LITTLE BIT LONGER TRANSITION PERIOD. THEY’RE TRYING TO BE THOUGHTFUL, KIND FUNCTION BY FUNCTION, BUT HOW DO WE MANAGE THIS TRANSITION IN AN ORDERLY WAY? SO I DON’T NECESSARILY EXPECT A WHOLE LOT ON DAY ONE. MAYBE THERE’S A FEW BALLOONS, WE HAVEN’T FIGURED OUT THAT PART OUT YET, BUT YOU KNOW IT’S (…) IT’S JUST SORT OF GETTING READY TO OPERATE. SO THAT’S DAY ONE.

BUT THE WORK OF INTEGRATION KIND OF IS MORE CONTINUOUS. A LOT OF WORK PRE-DAY ONE, THEY’LL BE A LOT OF WORK FOLLOWING DAY ONE RIGHT? NOW THIS IS NOT SOMETHING THAT HAS SORT OF A DEFINED MOMENT WHERE YOU’RE JUST DONE. IT’S BRINGING TEAMS TOGETHER, START WORKING ON OPPORTUNITIES. EACH OF THOSE OPPORTUNITIES HAS ITS OWN LIFE, ITS OWN PACE.

THE OTHER THING WE’RE GONNA KEEP WORKING ON IS THE ORGANIZATION DESIGN. ALL OF YOU ARE WONDERING OK I KIND OF GET IT BUT WHAT DOES IT REALLY MEAN FOR ME, WHAT DOES IT MEAN FOR MY MANAGER, WILL MY ROLE CHANGE? ALL THOSE NATURAL QUESTIONS YOU’RE GONNA HAVE. SO THAT WORK IS IN FRONT OF US. OVER THE NEXT KIND OF FEW WEEKS WE’RE GONNA TRY TO DEFINE WHAT WE CALL L2 THROUGH L4. SO THAT JUST MEANS WHAT I JUST TALKED ABOUT IS THE FIRST LAYER OF THE ORGANIZATION. AND SO NOW THAT WE HAVE THAT FIRST LAYER DEFINED, WE’RE GONNA START WORKING ON OKAY WHAT’S THE SECOND LAYER LOOK LIKE AND THE THIRD AND THE FOURTH. NOW WORK HAS STARTED, IT’S BEEN ONGOING OVER THE LAST FEW WEEKS AND THAT WILL CONTINUE AND WE WOULD HOPE TO BRING A LOT OF CLARITY TO THAT OVER THE NEXT SEVERAL WEEKS. BUT JUST THE DESIGN ITSELF, WE’VE TALKED ABOUT THESE HIGH LEVEL FUNCTIONS BUT NOW WHAT DOES IT LOOK LIKE BELOW THAT? IN SOME CASES IT MAY LOOK VIRTUALLY THE SAME AS TODAY, RIGHT. A LOCAL TEAM SUPPORTING THE LOCAL BUSINESS, NO REAL DIFFERENCE. IN OTHER AREAS WHERE WE’RE CREATING SOMETHING NEW OR WE’RE MERGING TWO THINGS THAT USED TO BE SEPARATE, WELL IT’LL LOOK DIFFERENT. AND SO WE HAVE THAT DESIGN WORK.

WE’RE ACTUALLY GONNA HAVE THE EXECUTIVE LEADERSHIP TEAM OF QVC, ZULILY, AND HSN ALL TOGETHER HERE NEXT WEEK FOR TWO OR THREE DAYS TO KIND OF LOCK OURSELVES IN A ROOM AND DO MORE OF THAT WORK AND TRY TO REALLY CONTINUE TO ADVANCE THAT. DON’T NECESSARILY LOOK FOR ANY DECISION OUT OF THAT, IT’S JUST A WORKING SESSION BUT IT’LL BE AN IMPORTANT MILESTONE. I THINK WE’LL MAKE A LOT OF PROGRESS AND WE’LL KEEP AT IT AND WE’LL KEEP TRYING TO KEEP YOU APPRISED AS WE GO AT IT. SO THAT’S THE SORT OF STRUCTURE PART, ONE OF THE BOXES ON THE CHARTS RIGHT. THE MORE IMPORTANT THEN IS WHO ARE THE PEOPLE IN THE BOXES, PLACING OUR TALENT. PLACING OUR TALENT ACROSS ALL OF OUR COMPANIES IN THESE NEW ROLES. AND AGAIN FOR A LOT OF PEOPLE THERE MAY BE ABSOLUTELY NO CHANGE IN EITHER THE ROLE OR WHERE THEY SIT OR WHAT THEY DO, FOR OTHERS THERE COULD BE BIGGER CHANGES. SO WE WANT TO BE THOUGHTFUL ABOUT THAT PROCESS. WE WANT TO MAKE SURE WE’RE LEVERAGING THE COMBINED TALENTS OF OUR 23,000 TEAM MEMBERS TO THEIR HIGHEST AND BEST PURPOSE.

AND SO THAT’S SORT OF THAT PROCESS OF YOU DESIGN THE STRUCTURE FIRST AND THEN YOU START TO FIGURE OUT OKAY FOR THIS ROLE, WHO ARE THE PEOPLE THAT WOULD REALLY HAVE AN INTEREST OR AN ASPIRATION TO DO THAT KIND OF WORK, WHERE DO THEY SIT, YOU KNOW COULD WE MAKE A MARRIAGE, MAKE A MATCH THERE? AND THAT’S A PROCESS WE’LL BE DOING AS A SHARED TEAM ACROSS HQ AND ZU, BECAUSE WE DON’T KNOW EACH OTHER’S TALENTS ALL THAT WELL, WE’RE LEARNING BUT THAT WAY WE’LL (…) ONCE WE DEFINE THE JOB, WE CAN SAY OKAY WHO’S BEST ACROSS THE ORGANIZATION TO GO AFTER THAT JOB? SO THAT’S A PROCESS THAT’S IMPORTANT. WE WANT TO BE VERY THOUGHTFUL ABOUT IT. NOTHING IS MORE CRITICAL FOR ALL OF YOU AND FOR THE OUTCOME AND SUCCESS OF THE COMBINED COMPANY THAN TO HAVE THE RIGHT PEOPLE IN THE RIGHT JOBS.

AND WHAT YOU SHOULD EXPECT IS KIND OF LAYER BY LAYER WE’LL START SHARING THAT NEWS. SO NEXT UP WOULD BE TO FIGURE OUT WHAT’S THE NEXT LEVEL OF FOLKS THAT REPORT INTO THESE L1S. AND BY THE WAY, IT’S NOT BY TITLE. LET’S FIGURE OUT EVPS, THEN SVPS, THEN VPS, THEN OVPS. IT’S ABOUT LEVEL. LET’S DEFINE THIS FIRST LEVEL OF THE COMPANY, THEN LET’S DEFINE THE SECOND LEVEL AND TALK TO FOLKS ABOUT SECOND LEVEL JOBS. BUT I SHARE THAT BECAUSE YOU MIGHT HAVE DIFFERENT TITLES, DIFFERENT PEOPLE OF DIFFERENT LEVELS OF THE COMPANY END UP BEING ANNOUNCED AT DIFFERENT TIMES. IT’S JUST HOW WE’LL WORK THROUGH THE PROCESS. SO WE’LL TRY TO DEMYSTIFY THAT AS MUCH AS WE CAN, MAKE IT CLEAR WHAT WE’RE TRYING TO GET DONE. BUT THAT’S SORT OF THE PROCESS WE’LL GO THROUGH.

SO EXPECT TO BE HEARING MORE ON THOSE L2S OVER THE NEXT SEVERAL WEEKS, DON’T KNOW THE EXACT DATE, BUT THAT’S GOING TO BE NEXT UP. AND THEN WE WOULD HOPEFULLY BE ABLE TO SHARE MORE NEWS PRE-CLOSE ABOUT THE NEXT LEVEL OF THE ORGANIZATION AFTER THAT, BUT THEY’LL ALSO BE WORK THAT’LL NEED TO BE DONE AFTER CLOSE. WE HAVE BY, WHAT MOST PEOPLE (…) BY MOST FOLKS’ STANDARDS, CERTAINLY OUR CONSULTING PARTNER, A PRETTY AGGRESSIVE TIMETABLE WE’RE TRYING TO MARCH THROUGH. BECAUSE THE FASTER WE CAN BRING MORE CERTAINTY TO MORE OF YOU, THE BETTER. SO WE’RE TRYING TO DO THAT, HANG WITH US AS WE DO THAT. BUT EVEN UNDER THAT AGGRESSIVE TIME TABLE, THERE CERTAINLY WON’T BE PERFECTLY CERTAINTY ON EVERYTHING BY DAY OF CLOSE. WE HAVE TO CLOSE, WE HAVE TO HAVE OUR TEAMS WORK TOGETHER, WE’VE GOTTA FIGURE OUT STUFF TOGETHER. BUT YOU HAVE OUR COMMITMENT THAT AS WE FIGURE OUT THINGS, WE’LL TRY TO KIND OF COMMUNICATE AS QUICKLY AS WE CAN REASONABLY DO SO WITH CONFIDENCE.

SO THOSE, THOSE ARE THE MAIN THINGS WE’RE UP TO. IT’S HARD WORK, BIG IMPACTS, A LOT STILL TO GET DONE, BUT BOY IN TERMS OF HAVING A ROBUST PROCESS AND A COMMITTED TEAM ACROSS ALL OF OUR BUSINESS UNITS GOING AFTER IT, I CAN ASSURE YOU WE HAVE THAT, WE HAVE THAT, AND WE’LL GET THE GOOD OUTCOMES. AND OF COURSE IT’S HARD TO SORT OF RESTRAIN OURSELVES FROM WANTING TO JUST JUMP ON THE OPPORTUNITIES WE’RE SEEING AND WE DO HAVE TO RESTRAIN OURSELVES BECAUSE WE CAN’T DO ANYTHING BEFORE CLOSE. BUT JUST THE OPPORTUNITIES WE SEE TO TAKE THIS BUSINESS FORWARD ARE REALLY COMPELLING, REALLY EXCITING.

SO THAT IS WHAT I HAVE TO SHARE AND I WOULD LOVE QUESTIONS, COMMENTS. IT COULD BE ABOUT THIS TOPIC, IT COULD BE ABOUT ANY OTHER TOPIC. WE’VE GOT THE EXECUTIVE TEAM HERE TO SUPPORT AND ANSWER QUESTIONS AS WELL SO (…)

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition, the capitalization of the QVC Group following the proposed acquisition, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.